UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported):  December 15, 2017 (December 13, 2017)

Boulevard Acquisition Corp. II
(Exact Name of Registrant as Specified in Charter)

Delaware	001-37561	46-4583763
(State or other jurisdiction	(Commission File Number)	(I.R.S. Employer
of incorporation)		Identification Number)

399 Park Avenue, 6th Floor
New York, NY	10022
(Address of principal executive offices)	(Zip code)

(212) 878-3500
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒           Written communications pursuant to Rule 425 under the Securities Act

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01. Entry into a Material Definitive Agreement.

Amendment No. 2 to the Amended and Restated Business Combination Agreement

As previously disclosed, on September 11, 2017, Boulevard Acquisition Corp. II (“Boulevard”), Estre Ambiental S.A., a sociedade anônima organized under the laws of Brazil (“Estre”), Boulevard Acquisition Corp II Cayman Holding Company, a Cayman Islands exempted company limited by shares (“ESTR”), and BII Merger Sub Corp., a Delaware corporation and a direct wholly-owned subsidiary of ESTR (“Merger Sub”), entered into an Amended and Restated Business Combination Agreement (as amended, the “Business Combination Agreement”), pursuant to which Boulevard and Estre will become subsidiaries of ESTR (the “Business Combination”), which was amended on December 7, 2017, pursuant to Amendment No. 1 to the Business Combination Agreement.

On December 13, 2017, Boulevard, Estre, ESTR and Merger Sub entered into Amendment No. 2 to the Business Combination Agreement (“Amendment No. 2”), pursuant to which the minimum cash amount required to be available at the closing of the Transaction was reduced to $130 million.

A copy of Amendment No. 2 is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference, and the foregoing description of Amendment No. 2 is qualified in its entirety by reference thereto.

Warrant Forfeiture Agreement

On December 13, 2017, Boulevard, Estre and Boulevard Acquisition Sponsor II, LLC (the “Sponsor”) entered into a Warrant Forfeiture Agreement pursuant to which the Sponsor agreed to forfeit to Boulevard, for no consideration, 3,748,600 warrants to purchase shares of Boulevard Class A common stock (with each warrant exercisable for one share of Boulevard Class A common stock).

A copy of the Warrant Forfeiture Agreement is filed with this Current Report on Form 8-K as Exhibit 10.1 and is incorporated herein by reference, and the foregoing description of the Warrant Forfeiture Agreement is qualified in its entirety by reference thereto.

Item 9.01. Financial Statements and Exhibits.

(d)           Exhibits.

Exhibit No.	Exhibit
2.1*	Amendment No. 2 to the Amended and Restated Business Combination Agreement, dated December 13, 2017, by and among Boulevard, Estre, ESTR and Merger Sub.

10.1	Warrant Forfeiture Agreement, dated December 13, 2017, by and among Boulevard, Estre and the Sponsor.

* Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

Additional Information

In connection with the proposed Transaction, Boulevard has filed a definitive proxy statement with the Securities and Exchange Commission (the “SEC”) on December 8, 2017 (the “Proxy Statement”) and, on December 8, 2017, commenced mailing the Proxy Statement and other relevant documents to its stockholders as of the November 20, 2017 record date for the special meeting. Boulevard’s stockholders are urged to read the Proxy Statement and other relevant documents that have been or will be filed with the SEC in connection with the Boulevard’s solicitation of proxies for its stockholders’ meeting to be held to approve the proposed Transaction because the Proxy Statement contains important information regarding Boulevard, Estre, ESTR, Merger Sub, the Transaction, the agreements related thereto and related matters. When available, you will be able to obtain copies of all documents regarding the Transaction and other documents filed by Boulevard or ESTR with the SEC, free of charge, at the SEC’s website (www.sec.gov) or by sending a request to Boulevard at 399 Park Avenue, 6th Floor, New York, New York 10022, or by calling Boulevard at (212) 878-3500.

Participants in the Solicitation

Boulevard, Estre and ESTR and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed Transaction under the rules of the SEC. Information about the directors and executive officers of Boulevard is set forth in the Proxy Statement, which can be obtained free of charge from the sources indicated above.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Forward-looking Statements

This communication includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding forecasts of financial and performance metrics, projections of market opportunity, macroeconomic outlook and the expected benefits of the proposed Transaction. These statements are based on various assumptions and on the current expectations of Boulevard and Estre management and are not predictions of actual performance. These forward-looking statements are subject to a number of risks and uncertainties, including general economic, political and business conditions in Brazil; potential government interventions resulting in changes to the Brazilian economy, applicable taxes and tariffs, inflation, exchange rates, interest rates and the regulatory environment; changes in the financial condition of Estre’s clients affecting their ability to pay for its services; the results of competitive bidding processes, which could lead to the loss of material contracts or curtail Estre’s expansion efforts; Estre’s history of losses; the outcome of judicial and administrative proceedings to which Estre is or may become a party or governmental investigations to which Estre may become subject that could interrupt or limit Estre’s operations, result in adverse judgments, settlements or fines and create negative publicity; changes in Estre’s clients’ preferences, prospects and the competitive conditions prevailing in the Brazilian waste management; the inability of the parties to successfully or timely consummate the proposed Transaction, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect ESTR or the expected benefits of the proposed Transaction or that the approval of the stockholders of Boulevard and/or the shareholders of Estre for the proposed Transaction is not obtained; failure to realize the anticipated benefits of the proposed Transaction, including as a result of a delay in consummating the proposed Transaction or a delay or difficulty in integrating the businesses of Boulevard and Estre; the amount of redemption requests made by Boulevard’s stockholders; the ability of Boulevard or ESTR to issue equity or equity-linked securities in connection with the proposed Transaction or in the future, including, without limitation, pursuant to a private investment in public equity, or PIPE, or other offering of equity securities, which could dilute the interests of Boulevard’s stockholders; those factors discussed in Boulevard’s Proxy Statement under the heading “Risk Factors,” and other documents of Boulevard filed, or to be filed, with the SEC. These statements speak only as of the date they are made and none of Boulevard, Estre or ESTR undertakes any obligation to update any forward-looking statements contained herein to reflect events or circumstances which arise after the date of this communication.

EXHIBIT INDEX

Exhibit No.	Exhibit
2.1*	Amendment No. 2 to the Amended and Restated Business Combination Agreement, dated December 13, 2017, by and among Boulevard, Estre, ESTR and Merger Sub.

10.1	Warrant Forfeiture Agreement, dated December 13, 2017, by and among Boulevard, Estre and the Sponsor.

* Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated:  December 15, 2017

Boulevard Acquisition Corp. II

By:	/s/ Thomas Larkin
Name: Thomas Larkin
Title: Chief Financial Officer